Mail Stop 3561

May 30, 2006

James D. Thompson
Chief Executive Officer, President and Director
Golfsmith International Holdings, Inc.
11000 N. IH-35
Austin, Texas 78753-3195

> **Re: Golfsmith International Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 23, 2006**
> **File No. 333-132414**

Dear Mr. Thompson:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 23

1.   It does not appear that the pro forma amounts of stockholders' equity and total liabilities and stockholders' equity are mathematically correct. Please revise accordingly. In doing so, please revise the related pro forma amounts appearing on pages 6 and 20. It appears that the revision to page 20 would decrease the accumulated deficit by $657,000. If otherwise, please advise.

2. Please disclose the significance of the October 15, 2006 date.

3. The amount disclosed in the introduction of footnote (3)(a) on page 25 does not agree to the related tabular presentation. Please revise.

Unaudited Pro Forma Condensed Consolidated Statement of Operation, page 26

4. Please revise the pro forma statements of operations to remove the pro forma adjustments related to the non-recurring loss on extinguishment of debt and the one-time fee associated with the termination of the management consulting agreement with First Atlantic Capital, Ltd. which will be included in income within the twelve months following the transaction. Instead, please disclose the charges and their amounts that you expect to record in connection with the transaction, that the pro forma balance sheet gives effect to the charges and that the pro forma statements of operations do not give effect to the charges since the charges directly relate to the transaction rather than continuing operations. Please refer to Rule 11-02(b)(5) of Regulation S-X.

5. Please disclose why the tax effects of pro forma adjustments are not reflected in your pro forma statements of operations.

6. It does not appear that the amounts disclosed in footnotes (3)(b) on page 28 and (2)(b) on page 30 sum to the pro forma adjustment amounts. Please advise or revise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume at (202) 551-3254 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Mandel, Esq.
       White & Case LLP
       Fax: (212) 354-8113